

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Anthony Iarocci
Chief Executive Officer and Chief Financial Officer
APEX 11 INC.
8217 East Spanish Boot Road
Carefree, Arizona 85377

  **Re: APEX 11 INC.**
    **Form 10-K for the Year Ended December 31, 2023**
    **Filed March 19, 2024**
    **File No. 000-54964**

Dear Anthony Iarocci:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc:  Jonathan Coury